Filed by: Regional Health Properties, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 13e-4(c), Rule 14d-2(b) and Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Regional Health Properties, Inc.

Commission File Number: 001-33135

EXPLANATORY NOTE

On April 19, 2022, Regional Health Properties, Inc. issued the following notice via email and postal mail to certain holders of its common stock in order to encourage them to vote in its reconvened Special Meeting of Shareholders on May 2, 2022.

**** IMPORTANT REMINDER ****

Dear Regional Health Properties, Inc. Stockholder:

By now, you should have received your proxy material for the 2022 Regional Health Properties, Inc. Special Meeting which was originally scheduled to be held on March 28, 2022. The meeting was adjourned until May 2, 2022 to allow for more time to solicit additional votes. You are receiving this reminder letter because your votes were not yet processed at the time that this letter was mailed. If you have already voted, we would like to thank you for your vote.

***PLEASE VOTE TODAY****

Your Board recommends that you vote FOR proposals 1 and 2. Even if you plan on attending the meeting, we urge you to vote your shares now, so they can be tabulated prior to the meeting.

Your vote is extremely important. PLEASE CAST YOUR VOTE TODAY. The fastest and easiest way to vote is by telephone or over the Internet. Instructions on how to vote your shares over the telephone or Internet are enclosed with this letter. Alternatively, you may sign and return the enclosed voting form in the envelope provided.

If you sign and return the enclosed voting form without indicating a different choice your shares will be voted as recommended by your Board of Directors.

WE URGE YOU TO EXERCISE YOUR RIGHT TO VOTE TODAY.

If you have questions or need help voting your shares, please call our proxy solicitation firm,

509 Madison Avenue

Suite 1206

New York, NY 10022

Stockholders Call Toll Free: (800) 662-5200

E-mail: RHE@investor.morrowsodali.com

Thank you for your investment in Regional Health Properties, Inc. and for taking the time to vote your shares.

Sincerely,

Brent Morrison, CFA

President & Chief Executive Officer

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Exchange Offer and Where to Find It

Regional Health Properties, Inc. (“RHE”) filed a registration statement and definitive proxy statement/prospectus in connection with the proposed transaction with the Securities and Exchange Commission (the “SEC”). RHE also filed with the SEC a joint statement on Schedule TO/13E-3 for the proposed transaction. RHE has amended and supplemented these filings and intends to file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the definitive proxy statement/prospectus or registration statement or any other document that RHE may file with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY.

Participants in the Solicitation

RHE and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of RHE, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in RHE’s proxy statement for its 2021 Annual Meeting of Shareholders, which was filed with the SEC on October 22, 2021, and RHE’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on February 22, 2022. Investors may obtain additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction by reading the definitive proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the definitive proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from RHE using the sources indicated above.